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Exhibit 12.1

Genworth Financial, Inc.
Computation Of Ratio Of Earnings To Fixed Charges
(Dollar amounts in millions)

	Historical						Pro Forma
	Three months ended March 31	Year ended December 31,					Three months ended March 31	Year ended December 31,
	2004	2003	2002	2001	2000	1999	2004	2003
Net earnings from continuing operations before income taxes and accounting changes	$377	$1,382	$1,791	$1,821	$1,851	$1,589	$379	$1,265
Fixed charges included in earnings from continuing operations:
Interest expense	47	140	124	126	126	78	60	203
Interest portion of rental expense	5	23	25	23	25	24	5	21
Interest credited to contractholder	396	1,624	1,645	1,620	1,456	1,290	330	1,358

Subtotal	448	1,787	1,794	1,769	1,607	1,392	395	1,582
Fixed charges included in earnings from discontinued operations:
Interest expense	—	12	16	15	17	17	—	12
Interest portion of rental expense	—	8	12	12	12	9	—	8
Interest credited to contractholder	—	68	79	51	41	6	—	68

Subtotal	—	88	107	78	70	32	—	88

Total fixed charges	$448	$1,875	$1,901	$1,847	$1,677	$1,424	$395	$1,670

Earnings available for fixed charges (including interest credited to contractholders)	$825	$3,257	$3,692	$3,668	$3,528	$3,013	$774	$2,935

Ratio of earnings to fixed charges (including interest credited to contractholders) (1)	1.84	1.74	1.94	1.99	2.10	2.12	1.96	1.76

(1)
For purposes of determining the historical ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before taxes and accounting changes plus fixed charges from continuing and discontinued operations. Fixed charges consist of (a) interest expense on short-term and long-term borrowings; (b) interest credited to policyholders on annuities and financial products; and (c) the portion of operating leases that are representative of the interest factor. For purposes of determining the ratio of pro forma earnings to pro forma fixed charges, pro forma earnings consist of pro forma earnings from continuing operations before taxes plus pro forma fixed charges from continuing operations and fixed charges from discontinued operations. Pro Forma fixed charges consist of (a) pro forma interest expense on short-term and long-term borrowings, including dividends on Series A Preferred Stock and contract adjustment payments on Equity Units; (b) pro forma interest credited to policyholders on annuities and financial products; and (c) the portion of operating leases that are representative of the interest factor.

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Genworth Financial, Inc. Computation Of Ratio Of Earnings To Fixed Charges (Dollar amounts in millions)